Certificate of Amendment
to the
Amended and Restated Articles of Incorporation
of Marathon Patent Group, Inc.

Marathon Patent Group, Inc., a corporation organized and existing under the laws of the State of Nevada (the “Corporation”) hereby certifies as follows:

l. Section 3.02 of the Corporation’s Amended and Restated Articles shall be amended by adding the following section to the end of Section 3.02 of the Amended and Restated Articles, that reads as follows, subject to compliance with applicable law:

“Upon the filing and effectiveness (the “Effective Time”) pursuant to the Nevada Revised Statutes of this amendment to the Corporation’s Amended and Restated Articles of Incorporation, as amended, each four (4) shares of Common Stock issued and outstanding immediately prior to the Effective Time either issued and outstanding or held by the Corporation as treasury stock shall be combined into one (1) validly issued, fully paid and non-assessable share of Common Stock without any further action by the Corporation or the holder thereof (the “Reverse Stock Split”); provided that no fractional shares shall be issued to any holder and that instead of issuing such fractional shares, the Corporation shall round shares up to the nearest whole number. Each certificate that immediately prior to the Effective Time represented shares of Common Stock (“Old Certificates”), shall thereafter represent that number of shares of Common Stock into which the shares of Common Stock represented by the Old Certificate shall have been combined, subject to the treatment of fractional shares as described above.”

2. The foregoing amendment has been duly adopted in accordance with the provisions of Nevada Revised Statutes 78.385 and 78.390 by the vote of a majority of each class of outstanding stock of the Corporation entitled to vote thereon.

IN WITNESS WHEREOF, I have signed this Certificate this 25th day of October, 2017.

/s/ Francis Knuettell II
Francis Knuettell II
Chief Financial Officer